Aurora Cannabis to Acquire Cannabis Science Leader Anandia Laboratories Inc.

Boosting IP Portfolio, Cultivar Diversification, Cultivation Efficiencies and Product Development

TSX: ACB

EDMONTON, June 12, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Anandia Laboratories Inc. ("Anandia") announced today that they have signed a binding term sheet whereby Aurora intends to acquire all of the issued and outstanding common shares of privately-held Anandia in an all share transaction valued at approximately $115 million on a fully diluted basis (the "Transaction").

Led by CEO and co-founder Jonathan Page, PhD, one of the industry's most widely recognized cannabis experts, Anandia is considered the industry leader in science, genetics, and independent cannabis product testing. Dr. Page was the first scientist to sequence the cannabis genome and provide deep insights into the biosynthesis of cannabinoids and the interplay between cannabinoids and terpenes.

Anandia's COO and co-founder, John Coleman, PhD, brings over 20 years of experience in drug research and commercialization as a natural product chemist. He previously worked in the biotech industry, most recently leading the team identifying new drug targets for the federally funded Centre for Drug Research and Development.

Anandia's intellectual property ("IP") includes the exclusive rights to a number of key genes in the cannabinoid pathway, as well as patents pending for genetic markers. The strength of Anandia's expert staff, proprietary assets and know-how will provide Aurora with a very significant advantage in developing new cannabis cultivars. For instance, genome-based variety development and technological fortification can tailor metabolite (cannabinoid and terpene) profiles, improve disease resistance, enhance crop yield and optimize flowering time, and can be employed to develop specialized cultivars for oil production.

In advance of the forthcoming legalization of the adult use market and the significant associated growth, Anandia intends to expand its R&D, product testing, and product development facilities to meet both domestic and international demand, including the development of:

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A 12,700 sq. ft. corporate head office, testing lab, R&D and tissue culture facility in Vancouver, British Columbia. This existing laboratory is undergoing security upgrades, with operations planned to coincide with legalization.

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A unique, 22,500 sq. ft., Aurora Larssen Projects Inc. ("ALP's") designed and constructed, Cannabis Innovation Centre, focused on cannabis breeding and genetics. This purpose-built greenhouse with an associated 10,000 sq. ft. laboratory building in Comox, BC is currently under construction and is located five minutes from a major airport, and has the option to expand to 100,000+ sq. ft. The project is on track with development permitting in-place, and construction planned for summer/fall 2018.

Anandia follows a three-pronged approach to creating value for its clients licensed under Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR") and intends to continue to do so following completion of the Transaction:

•	Independent Third-Party Analytical Testing: which includes cannabinoids, terpenes and contaminants (microorganisms, pesticides, heavy metals and others).

•	Genetics: plant breeding, tissue culture and strain archiving, as well as genomics-based technologies.
•	Product Development: development of cannabinoid preparations and formulations.

Combining with Aurora gives Anandia access to significant new market opportunities in Canada and internationally through Aurora's global footprint. Furthermore, leveraging Aurora's capabilities and capacity in facility development, the combination will accelerate the construction of Anandia's testing and product development laboratory in Vancouver, and a unique, purpose-built cannabis breeding facility ahead of Canadian adult-use legalization,

Anandia's Product Testing

Anandia's cannabis testing services will remain operationally independent of Aurora. These services will remain intact and Anandia is committed to continuing to serve all clients, including Licensed Producers and patient-growers, and Anandia is committed to maintaining complete data confidentiality. Anandia will continue to build capacity to take on the increased sample volume arising from legalization, including expansion to its new testing facility in Vancouver.

Management Commentary

"This is a transformative acquisition that expands our science capabilities in the upstream segment of the seed-to-sale cannabis value chain, significantly boosting plant-based innovations in cultivation, enabling accelerated product development, and, ultimately, enhancing our margin profile going forward," said Terry Booth, CEO of Aurora. "Anandia has a fantastic, complementary corporate culture and some of the best and brightest minds in the cannabis industry, including Dr. Jonathan Page, the first scientist to sequence the cannabis genome. By adding Dr. Page and the Anandia team to the existing Aurora and CanniMed research infrastructure, we are assembling a unique, world-class research group to capitalize on the many exciting opportunities the cannabis plant offers society."

Dr. Jonathan Page, Anandia's co-founder and CEO, added, "Anandia is already on its way to developing a world-leading library of cannabis genetics coupled with in-depth genomic analysis. We expect our breeding efforts to be accelerated through access to Aurora's financial resources and scientific expertise, as well as through the addition of Aurora's multiple cultivation sites. Anandia and Aurora are strong believers in research and science-based solutions. Joining forces with Aurora allows us to continue to provide best-in-class testing services to our customers, while rapidly advancing cannabis science for the benefit of patients, consumers and growers."

Neil Belot, Chief Global Business Development Officer for Aurora, added, "The expansion of Anandia's physical infrastructure combined with Aurora's rapidly growing global footprint, creates a unique platform to pursue a wide variety of market opportunities. The Transaction will greatly boost our competitive advantage in developing marketable intellectual property and high-margin products, and help address diversified needs on a global basis."

Terms of the Transaction

Aurora will purchase 100% of the issued and outstanding shares from Anandia's shareholders in exchange for common shares of Aurora, based on the 20-day VWAP (to the Effective Date) equivalent to $115 million. In addition, each ACB share will be accompanied with a warrant exercisable for 1/2 of an ACB share at an exercise price equal to the issue price plus 10% with a term of 5 years.

The parties intend to complete the Transaction by way of a plan of arrangement under the Business Corporations Act (British Columbia) subject to finalization of an Arrangement Agreement on acceptable terms to both parties. The closing of the Transaction is subject to customary closing conditions, including execution of definitive documentation, completion of satisfactory due diligence, receipt of approval of the shareholders of Anandia, and receipt of applicable third party and regulatory approvals, including that of the Supreme Court of British Columbia and the satisfaction of other conditions customary in transactions of this nature. The parties anticipate closing the Transaction in the coming weeks.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed by Health Canada. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc. ("ALPS"). ALPS provides comprehensive project services related to the design, engineering, construction support, compliance requirement, genetics, commissioning and maintenance of Aurora Standard production facilities across the globe.

The Company's wholly-owned subsidiary CanniMed Therapeutics Inc. ("CanniMed") is Canada's first licensed producer of medical cannabis, with over 20,000 kg per annum in funded capacity. Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark.

The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 25% ownership interest in Alcanna Inc. ("CLIQ"), Western Canada's largest private retail chain of liquor stores, who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17% of the issued shares in leading extraction technology company Radient Technologies Inc, and holds 52.7% of Hempco Food and Fiber Inc.

Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian licensed producer The Green Organic Dutchman Ltd., with options to increase to majority ownership. Finally, the Company owns a 9.14% stake in CTT Pharmaceutical, an innovative product development company within the cannabis space.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

About Anandia

Anandia has been established to provide the science, technical innovations and services that underpin the global cannabis industry. Anandia provides industry-leading analytical testing services including potency, pesticides, microbes and terpenes to Licensed Producers and patients. In addition, Anandia uses modern plant breeding approaches to develop next generation cannabis varieties.

Anandia holds a Dealer's License by Health Canada pursuant to the provisions of the Controlled Drugs and Substances Act and the Narcotic Control Regulations. The Dealer's License permits Anandia to analyze and extract cannabis, as well as cultivate cannabis for breeding purposes.

Anandia has achieved important recognition in various national and international publications, as well as received the accolade for Top Testing Lab at the 2017 Lift Canadian Cannabis Awards.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to: a) closing of the Transaction, b) the competitive advantages realized by Aurora upon completing the Transaction, and c) Anandia's expansion and development plans. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2018/12/c5897.html

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For further information: For Aurora: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1-647-331-7228, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com; For Anandia: Jonathan Page, President and CEO, ir@anandia.ca, 1.778.945.8590; For Anandia media inquiries: Lana Culley, Director of Business Development, lana@anandia.ca, +1.289.968.4585

CO: Aurora Cannabis Inc.

CNW 07:00e 12-JUN-18